

EDGE Capital Partners
1380 W. Paces Ferry Road
Suite 1000
Atlanta, GA 30327
404.890.7707

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 14, 2017

Bennett Thrasher LLP
One Overton Park
3625 Cumberland Blvd., Suite 1000
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Edge Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _William A. Maner IV_

Name: William A. Maner

Title: CEO